Direxion Shares ETF Trust II

1301 Avenue of the Americas (6th Avenue), 35th Floor

New York, New York 10019

December 23, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

ATTN: Tom Kluck, Esq.

            Kristina Aberg, Esq.

RE:	Direxion Shares ETF Trust II
Registration Statement on Form S-1
(File No. 333-168227)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, Direxion Shares ETF Trust II (the “Company”) respectfully requests acceleration of effectiveness of the above-captioned registration statement (the “Registration Statement”), including all amendments thereto, to 3:00 PM ET on Monday, December 23, 2013 or as soon thereafter as practicable.

In connection with the submission of the Company’s request for accelerated effectiveness of the above-referenced Registration Statement, the Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

DIREXION SHARES ETF TRUST II
By:	Direxion Asset Management, LLC, its Sponsor

By:	/s/ Daniel D. O’Neill
Title:	Principal Executive Officer